 Exhibit 99.1

NextSource Materials Announces Appointment of Leading Mining Executive and Former CEO of Xstrata Nickel to its Board of Directors
as it Advances its Vertically Integrated Mine Strategy

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Mr. Ian Pearce, a leading global mining executive, former CEO of Xstrata Nickel and the founding partner of X2 Resources has joined the Board of NextSource Materials

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Mr. Pearce comes with more than 40 years of mining experience with major global producers and brings a unique combination of mine construction and operations expertise, coupled with in-depth Environmental, Social and Corporate governance (“ESG”) experience. He presently serves as a director and chair on Governance, Technical & Sustainability committees for several global mining producers.

NEWS RELEASE – TORONTO, July 14, 2021

NextSource Materials Inc. (TSX:NEXT) (OTCQB:NSRCF) (“NextSource” or the “Company”) is pleased to announce the appointment of Mr. Ian Pearce to its Board effective July 14, 2021. Mr. Pearce will be a valuable addition to NextSource as it prepares for mine commissioning in April 2022 while simultaneously advancing its lithium-ion battery anode facility (“BAF”) as part of its strategic partnership with the current processors of the Tesla supply chain, as announced on April 12, 2021.

Mr. Pearce is the former CEO of Xstrata Nickel, and prior to that was the former COO of Falconbridge Limited, which was acquired by Xstrata Plc in 2006. Xstrata Plc’s acquisition of Falconbridge was one of the largest mining takeovers globally and one of the largest takeover bids in Canadian history.

Mr. Pearce was also a founding partner of X2 Resources who, along with Sir Mick Davis, made up the team of six ex-Xstrata executives who formed the mid-tier diversified mining and metals company. He currently serves as a director for several global companies in the mining and metals, energy, and sustainability industries:

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Mining and metal producers Newgold Inc. (Chair) and Nexa Resources

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Northland Power Inc., one of Canada’s first clean and green independent power producers

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Metso Outotec, a leading sustainable technology, and mining services provider based in Helsinki, Finland that ranks 8th on the 2021 Global 100 list of the world’s most sustainable companies.

Mr. Pearce previous served as Chair of the Mining Association of Canada and Chair of the Nickel Institute. He holds a BSc from the University of the Witwatersrand, South Africa and a HNDT in Mineral Processing from the University of Johannesburg, South Africa.

Sir Mick Davis, Chair of NextSource Materials commented:

“On behalf of the Board, I am delighted to welcome Ian to the NextSource team. I have had the privilege of working with him during our time together at Xstrata and X2 Resources. With his extensive mining operations experience as well as his environmental, sustainability and corporate governance expertise, he will be an important addition to our team as we execute our strategy to become a vertically integrated and global supplier of critical battery materials that will power the world’s transition to clean energy.”

To make room for Mr. Pearce to join the NextSource Board, Dr. David McNeely has submitted his resignation effective today. Dr. McNeely joined the Board in January 2020 and brought vast expertise in humanitarian and social responsibility best practices to the Company, having worked extensively in causes which have underscored the critical relationships between health and responsible environmental stewardship, with a particular focus and a passion on implementing clean energy initiatives and mining practices.

Dr. McNeely will remain a consultant to the Board and continue to advise the Company in its transformation from a development company to a future producer.

Craig Scherba, NextSource President and CEO, stated:

“Dr. McNeely was integral in the Company’s transformation from an exploration to a development company, and I along with the entire team at NextSource want to thank him for his tireless work facilitating that transition and we look forward to Dr. McNeely’s continued work with Board in his advisory role. The extensive ESG experience that Mr. Pearce brings will further build upon the strong foundation that Dr. McNeely helped establish regarding humanitarian and social responsibility, and will synergistically complement the skills already within the Board.”

ABOUT NEXTSOURCE MATERIALS INC.

NextSource Materials Inc. is a battery materials development company based in Toronto, Canada that is intent on becoming a fully integrated, global supplier of critical battery and technology materials needed to power the sustainable energy revolution. The Company’s Molo graphite project is one of the largest known and highest-quality graphite deposits and the only one with SuperFlake® graphite. Commissioning of Phase 1 of the Molo mine is expected in Q2 2022.

NextSource Materials is listed on the Toronto Stock Exchange (TSX) under the symbol “NEXT” and on the OTCQB under the symbol “NSRCF".

Please see “Molo Feasibility Study, National Instrument 43-101 Technical Report on the Molo Graphite Project located near the village of Fotadrevo in the Province of Toliara, Madagascar Prepared by Erudite Strategies (Pty) Ltd” dated May 31, 2019 for certain other details and assumptions relating to the parameters of the project, mineral resource and reserve estimates and data verification procedures. Mr. Craig Scherba, P.Geo., President and CEO of NextSource, is the qualified person who reviewed and approved the technical information provided in this press release.

For further information about NextSource visit our website at www.nextsourcematerials.com or contact us a +1.416.364.4911 or email Brent Nykoliation, Executive Vice President at brent@nextsourcematerials.com or Craig Scherba, President and CEO at craig@nextsourcematerials.com.

Safe Harbour: This press release contains statements that may constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation. Readers are cautioned not to place undue reliance on forward-looking information or statements. Forward looking statements and information are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “possible” and other similar words, or statements that certain events or conditions “may”, “will”, “could”, or “should” occur. Forward-looking statements in this release include statements regarding, among others; the Molo Graphite Project, successful and on-budget construction of the Molo Graphite Project and SPG plant, estimated future production from the Molo Graphite Project, completion of any technical studies and expansion of the Molo Graphite Project, any and all other economic and technical studies, graphite prices, project economics, permitting, the development timeline and the graphite market. All such forward looking statements are based on assumptions and analyses made by management based on their experience and perception of historical trends, current conditions and expected future developments, as well as other factors they believe are appropriate in the circumstances. However, these statements are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected including, but not limited to, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of other parties to perform as agreed; social or labour unrest; changes in commodity prices; unexpected failure or inadequacy of infrastructure and the failure of ongoing and contemplated studies to deliver anticipated results or results that would justify and support continued studies, development or operations.. Although the forward-looking statements contained in this news release are based on what management believes are reasonable assumptions, the Company cannot assure investors that actual results will be consistent with them. These forward-looking statements are made as of the date of this news release and are expressly qualified in their entirety by this cautionary statement. Subject to applicable securities laws, the Company does not assume any obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this news release.